09011838

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SECURITIES AND EXCHANGE COMMISSION

SEC
Mail Processing
Section

JUN 2 3 2009

Washington, DC
122

Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year
Ended December 31, 2008

Commission
File Number 333-53046

REVISED PROFIT SHARING PLAN FOR THE EMPLOYEES OF THE GOVERNMENT EMPLOYEES COMPANIES

(Name of Plan)

BERKSHIRE HATHAWAY INC.
1440 Kiewit Plaza
Omaha, Nebraska 68131

(Name of Issuer of Securities held pursuant to Plan and address of its principal executive office.)

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REQUIRED INFORMATION

The **Revised Profit Sharing Plan for the Employees of the Government Employees Companies** is subject to the Employee Retirement Income Security Act of 1974.

Item 4. In lieu of the requirements of Items 1, 2 and 3 of this Form 11-K, the following financial statements of the Plan, notes thereto, and Report of Independent Registered Public Accounting Firm thereon are being filed as Exhibit 99.1 to this Report:

(a) Statements of Net Assets Available for Plan Benefits – December 31, 2008 and 2007;
(b) Statements of Changes in Net Assets Available for Plan Benefits
- Years Ended December 31, 2008 and 2007;
(c) Notes to Financial Statements; and
(d) Report of Independent Registered Public Accounting Firm.

The Consent of Independent Registered Public Accounting Firm to the incorporation by reference, in Registration Statement No. 333-53046 of Berkshire Hathaway Inc. on Form S-8, of their report dated June 19, 2009 appearing in the Plan's Annual Report on Form 11-K for the year ended December 31, 2008 is being filed as Exhibit 23.1 to this Report.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Profit Sharing Plan Administrative Committee of the **Revised Profit Sharing Plan for the Employees of the Government Employees Companies** has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Profit Sharing Plan Administrative Committee of the **Revised Profit Sharing Plan for the Employees of the Government Employees Companies**

Charles G. Schara
Authorized Committee Member

EXHIBITS

The following Exhibits are being filed with this Annual Report on Form **11-K:**

(23) CONSENT OF EXPERTS AND COUNSEL:

23.1 Consent of Johnson Lambert & Co. LLP

(99) ADDITIONAL EXHIBITS

99.1 Audited Financial Statements of the Revised Profit Sharing Plan of the Employees of the Government Employees Companies for the years ended December 31, 2008 and 2007

JOHNSON LAMBERT & CO. LLP
CPAs AND CONSULTANTS

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-53046 on Form S-8 of Berkshire Hathaway Inc. of our report dated June 19, 2009, with respect to the statements of net assets available for benefits of the Revised Profit Sharing Plan for the Employees of the Government Employees Companies (the "Plan") as of December 31, 2008 and 2007, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedules of Schedule H, line 4(i) – schedule of assets for investment purposes as of December 31, 2008 and of Schedule H, line 4(j) – schedule of reportable transactions for the year ended December 31, 2008, which reports appear in the December 31, 2008 Annual Report on Form 11-K of the Plan.

Johnson Lambert & Co. LLP

Johnson Lambert & Co. LLP

Falls Church, Virginia
June 19, 2009

JOHNSON LAMBERT & CO. LLP
CPAs AND CONSULTANTS

REVISED PROFIT SHARING PLAN
FOR THE EMPLOYEES OF THE
GOVERNMENT EMPLOYEES COMPANIES

Financial Statements
and Supplemental Schedules

Years ended December 31, 2008 and 2007
with Report of Independent Registered Public Accounting Firm

REVISED PROFIT SHARING PLAN FOR THE EMPLOYEES
OF THE GOVERNMENT EMPLOYEES COMPANIES

Financial Statements and
Supplemental Schedules

Years ended December 31, 2008 and 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administrative Committee
Revised Profit Sharing Plan for the
Employees of the Government Employees Companies
Chevy Chase, Maryland

We have audited the accompanying statements of net assets available for plan benefits of the Revised Profit Sharing Plan for the Employees of the Government Employees Companies (the "Plan") as of December 31, 2008 and 2007, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying Supplemental Schedule of Assets Held for Investment Purposes at December 31, 2008 and the Schedule of Reportable Transactions for the year ended December 31, 2008 are presented for the purpose of additional analysis and are not required parts of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA"). These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Johnson Lambert & Co LLP

Johnson Lambert & Co. LLP

Falls Church, Virginia
June 19, 2009

REVISED PROFIT SHARING PLAN
FOR THE EMPLOYEES OF THE GOVERNMENT EMPLOYEES COMPANIES

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31, 2008	December 31, 2007
ASSETS		
Investments, at fair value	$ 1,044,807,389	$ 1,299,311,920
Receivable from Government Employees Companies	100,979,195	92,501,360
Net assets reflecting all investments at fair value	1,145,786,584	1,391,813,280
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,437,013	(882,984)
NET ASSETS AVAILABLE FOR PLAN BENEFITS	$ 1,147,223,597	$1,390,930,296

See notes to the financial statements.

REVISED PROFIT SHARING PLAN
FOR THE EMPLOYEES OF THE GOVERNMENT EMPLOYEES COMPANIES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

	Years Ended December 31, 2008	2007
ADDITIONS		
Investment income		
Dividends and interest	$ 31,639,583	$ 53,792,514
Net (depreciation) appreciation in fair value of investments	(332,442,125)	32,685,935
Net Investment (Loss) Income	(300,802,542)	86,478,449
Contributions		
Employees	53,405,612	55,251,444
Government Employees Companies	101,022,373	92,531,367
Total Contributions	154,427,985	147,782,811
Other Additions	69,617	253,080
TOTAL ADDITIONS	(146,304,940)	234,514,340
DEDUCTIONS		
Distributions to participants	(97,052,032)	(96,905,354)
Other deductions	(349,727)	(339,637)
TOTAL DEDUCTIONS	(97,401,759)	(97,244,991)
CHANGE IN NET ASSETS AVAILABLE FOR PLAN BENEFITS	(243,706,699)	137,269,349
Net assets available for plan benefits at beginning of year	1,390,930,296	1,253,660,947
NET ASSETS AVAILABLE FOR PLAN BENEFITS AT END OF YEAR	$1,147,223,597	$1,390,930,296

See notes to the financial statements.

NOTE A – DESCRIPTION OF PLAN

The following description of the Revised Profit Sharing Plan for the Employees of the Government Employees Companies (the "Plan") provides only general information. Participants should refer to the Plan document for a complete description. The Government Employees Companies (the "Companies") include GEICO Corporation and certain of its subsidiaries.

Non-highly compensated participants may contribute up to 50 percent of earnings and highly compensated participants are limited to 6 percent, subject to the maximum dollar amount permitted by the Internal Revenue Code. Eligible participants may also make an additional "catch-up" contribution as allowed by the Internal Revenue Code. Participants may allocate their contributions between tax-deferred accounts and, beginning November 1, 2007, Roth accounts. At the discretion of the Board of Directors of GEICO Corporation, the Companies contribute from profits an amount to be shared by all eligible employees based on each individual's planning center performance and earnings.

Employees automatically become eligible to make a 401(k) elective contribution to the Plan upon their date of hire and are generally eligible to receive a Company contribution after completing one year of service. Vesting is based on years of service at the following rates: 20 percent after two years, 40 percent after three years, 60 percent after four years, 80 percent after five years, and 100 percent after six years.

Withdrawals may be made from after-tax employee contributions and vested employer contributions made prior to January 1, 1993, subject to certain restrictions. Vested employer contributions made after January 1, 1993 can only be withdrawn under hardship conditions or after attainment of age 55. Tax-deferred contributions can only be withdrawn under hardship conditions or after attainment of age 59½. Roth contributions and earnings can be withdrawn tax free after the employee has completed five years of participation and the attainment of age 59½. The five year period begins with the first day of the employee's taxable year in which he or she first made the Roth contribution. The employee can withdraw his contributions or earnings in any combination he desires before the five year period and attainment of age 59½ but the earnings are subject to taxation.

On termination of service due to death, disability or retirement, a participant or beneficiary may elect to receive an amount equal to the value of the participant's vested interest in his or her account in either a lump-sum amount or in monthly or annual installments which provide payments for a period certain of 5, 10 or 15 years. For termination of service due to other

NOTE A – DESCRIPTION OF PLAN - CONTINUED

reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

The Plan allows participants to borrow funds from their vested accounts subject to certain restrictions. Payroll deductions are required to repay loans over five years or less except in the case of a mortgage-related loan which may be repaid over a period of up to fifteen years. The interest rate is fixed for the term of the loan at the commercial rate of interest charged by area banks on loans which are made under similar circumstances. When a participant terminates, any loan balance must be repaid prior to any account distribution.

Although they have not expressed any intent to do so, the Companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The accompanying financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Use of Estimates: Preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Investments: Investments, except for participant loans and fully benefit-responsive investment contracts, are stated at aggregate fair value based upon quoted market prices. Participant loans are stated at their outstanding principal balances, which approximates fair value. Fully benefit-responsive investment contracts are reported in investments at fair value and in net assets at contract value with an adjustment from fair value to contract value. Contract value is the relevant measurement attribute for that portion of net assets available for benefits because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The appreciation or depreciation in the aggregate fair value of investments is attributable to those investments stated at quoted market prices, and is reflected in the statements

NOTE B – SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

of changes in net assets. Net realized gains and losses on security sales are determined using the average cost of investments.

Fully benefit-responsive investment contracts consist of the Vanguard Retirement Savings Trust (VRST). The VRST is a collective trust fund investing primarily in investment contracts issued by insurance companies and commercial banks and similar types of fixed-principal investments. The fair value of the VRST is determined from the aggregate market values of its underlying investments.

Administrative Expenses: Most administrative expenses are paid by the Companies. Other deductions may include administrative expenses for record-keeping and transaction fees, which are paid by the Plan from forfeitures.

New Accounting Standard: In September 2006, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 157, Fair Value Measurements (FAS 157), which defines fair value, establishes a framework and hierarchy for measuring fair value, and expands disclosures about fair value measurements. FAS 157 applies to other accounting pronouncements that require or permit fair value measurements. FAS 157 was adopted by the Plan in 2008. For non-financial assets and non-financial liabilities, FAS 157 has been delayed for an additional year, except for those that are recognized or disclosed at fair value in the financial statements on a recurring basis.

NOTE C – INVESTMENT OPTIONS

Participants can direct all contributions to their accounts to a variety of investment alternatives. In the event that a participant does not make an election to direct employee or employer contributions, such contributions are invested in a default fund which was the Vanguard Treasury Money Market Fund - U.S. Treasury Portfolio until December 31, 2008. Beginning January 2, 2009, the default fund will be the Vanguard Target Retirement Fund with the target date closest to the year in which the participant will turn age 65.

Participants had balances in one or more of the following funds at December 31, 2008:

Berkshire Hathaway Class B Common Stock Fund – This fund consists primarily of Class B shares of common stock of Berkshire Hathaway Inc., the ultimate parent company of GEICO Corporation, and a small cash balance. The net assets of this fund are owned directly by the Plan. Participants in this fund own units which are valued daily similar to a mutual fund.

NOTE C – INVESTMENT OPTIONS - CONTINUED

Vanguard 500 Index Fund - A mutual fund investing in a portfolio of common stocks.

Vanguard Emerging Markets Stock Index Fund - A mutual fund investing in a portfolio of international common stocks focused in emerging markets around the world.

Vanguard Growth Index Fund - A mutual fund investing in a portfolio of common stocks.

Vanguard Mid-Cap Index Fund – A mutual fund investing in a portfolio of common stocks.

Vanguard Retirement Savings Trust – A collective trust fund investing primarily in investment contracts issued by insurance companies and commercial banks and similar types of fixed-principal investments. (This fund became unavailable to new contributions and investment exchanges after September 5, 2008 and, on April 7, 2009, all balances were transferred to the Vanguard Prime Money Market Fund.)

Vanguard Small-Cap Index Fund - A mutual fund investing in a portfolio of common stocks.

Vanguard Target Retirement 2010 Fund – Invests in other Vanguard mutual funds which are appropriate for retirement around 2010.

Vanguard Target Retirement 2020 Fund – Invests in other Vanguard mutual funds which are appropriate for retirement around 2020.

Vanguard Target Retirement 2030 Fund – Invests in other Vanguard mutual funds which are appropriate for retirement around 2030.

Vanguard Target Retirement 2040 Fund – Invests in other Vanguard mutual funds which are appropriate for retirement around 2040.

Vanguard Target Retirement 2050 Fund – Invests in other Vanguard mutual funds which are appropriate for retirement around 2050.

Vanguard Target Retirement Income Fund – Invests in other Vanguard mutual funds which are appropriate for those already in retirement.

NOTE C – INVESTMENT OPTIONS – CONTINUED

Vanguard Total Bond Market Index Fund Investor – A mutual fund investing in a portfolio of investment-grade bonds.

Vanguard Total International Stock Index Fund - A mutual fund investing in three Vanguard international index funds.

Vanguard Treasury Money Market Fund - U.S. Treasury Portfolio - A money market fund. (This fund became unavailable to new contributions and investment exchanges after February 24, 2009 and, on April 7, 2009, all balances were transferred to the Vanguard Prime Money Market Fund.)

Vanguard Value Index Fund - A mutual fund investing in a portfolio of common stocks.

Vanguard Windsor Fund - A mutual fund investing in a portfolio of common stocks.

The following funds became unavailable after September 5, 2008 and participants that had balances in one or more of these funds had their balances transferred to other funds on that date:

Vanguard Balanced Index Fund – A mutual fund investing in a portfolio of bonds and common stocks.

Vanguard European Stock Index Fund - A mutual fund investing in a portfolio of international common stocks focused in 16 European countries.

Vanguard GNMA Fund - Invests in a portfolio consisting of mortgage-backed securities guaranteed by the Government National Mortgage Association.

Vanguard Intermediate-Term Treasury Fund - A portfolio consisting of medium-term government securities.

Vanguard LifeStrategy Conservative Growth Fund – Invests in other Vanguard mutual funds which are invested in bonds, short-term reserves, and common stocks.

Vanguard LifeStrategy Growth Fund – Invests in other Vanguard mutual funds which are invested in bonds and common stocks.

NOTE C – INVESTMENT OPTIONS – CONTINUED

Vanguard LifeStrategy Income Fund – Invests in other Vanguard mutual funds which are invested in bonds, short-term reserves, and common stocks.

Vanguard LifeStrategy Moderate Growth Fund - Invests in other Vanguard mutual funds which are invested in bonds and common stocks.

Vanguard Pacific Stock Index Fund - A mutual fund investing in a portfolio of international common stocks focused in established markets in Japan, Hong Kong, Australia, New Zealand and Singapore.

Vanguard U.S. Growth Fund - A mutual fund investing in a portfolio of common stocks.

Vanguard Windsor II Fund - A mutual fund investing in a portfolio of common stocks.

NOTE D – INVESTMENTS

The following individual investments represent 5% or more of the net assets available for benefits as of December 31, 2008 and 2007:

	2008	2007
Vanguard Treasury Money Market Fund	$259,167,680	$226,921,515
Vanguard Retirement Savings Trust*	111,357,046	115,814,089
Vanguard 500 Index Fund	107,736,918	181,528,815
Vanguard Total Bond Market Index Fund Investor	100,082,833	N/A
Vanguard Windsor Fund	81,846,823	115,391,837
Loan Fund	69,042,900	N/A
Berkshire Hathaway Class B Stock Fund	65,085,157	78,944,257

* The Vanguard Retirement Savings Trust is reported at contract value.

The following summarizes the Plan's net realized and unrealized gains (losses):

	2008	2007
Investments at fair value as determined by quoted market prices:		
Berkshire Hathaway Class B Common Stock Fund	$ (29,745,017)	$17,087,247
Vanguard mutual funds (non-employer invested securities)	(302,697,108)	15,598,688
	$(332,442,125)	$32,685,935

NOTE D – INVESTMENTS - CONTINUED

FAS 157 establishes a three-level hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the assets or liabilities fall within different levels of the hierarchy, the classification is based on the lowest input that is significant to the fair value measurement of the asset or liability. Classification of assets and liabilities within the hierarchy considers the markets in which the assets and liabilities are traded and the reliability and transparency of the assumptions used to determine fair value. The hierarchy requires the use of observable market data when available. The levels of the hierarchy and those investments included in each are as follows:

Level 1 – Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities traded in active markets.

Level 2 – Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability and market-corroborated inputs.

Level 3 – Inputs to the valuation methodology are unobservable for the asset or liability and are significant to the fair value measurement.

These valuation techniques involve some level of management estimation and judgment. Where appropriate, adjustments are included to reflect the risk inherent in a particular methodology, model or input used and are reflective of the assumptions that market participants would use in valuing assets or liabilities.

NOTE D – INVESTMENTS - CONTINUED

Investments measured at fair value on a recurring basis at December 31, 2008 consist of the following:

	Quoted Prices (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Berkshire Hathaway Class B Common Stock Fund	$ 65,085,157	$ -	$ -	$ 65,085,157
Vanguard mutual funds (non-employer invested securities)	800,759,299	-	-	800,759,299
Loans to participants	-	-	69,042,900	69,042,900
Vanguard Retirement Savings Trust	-	-	109,920,033	109,920,033
Total investments	$865,844,456	$ -	$178,962,933	$1,044,807,389

A reconciliation of investments measured at fair value on a recurring basis with the use of significant unobservable inputs (Level 3) from January 1, 2008 to December 31, 2008 is as follows:

	Loans to Participants	Vanguard Retirement Saving Trust
Balance at January 1, 2008	$62,009,295	$116,697,073
Realized gains/(losses)	-	-
Unrealized gains/(losses) relating to instruments still held at the reporting date	-	-
Purchases, sales, issuances and settlements (net)	7,033,605	(6,777,040)
Balance at December 31, 2008	$69,042,900	$109,920,033

NOTES TO THE FINANCIAL STATEMENTS

NOTE E – WITHDRAWALS AND FORFEITURES

Following is a summary of terminations, withdrawals and forfeitures for the years ending December 31:

	2008	2007
Terminations and Withdrawals	$97,052,032	$96,905,354
Forfeitures	4,274,366	5,207,110

Forfeitures represent only non-vested company contributions. Forfeitures in excess of the Trustee's record-keeping fees are allocated proportionately among remaining active participants on December 31 of each year based on the participant's earnings for that year.

NOTE F – FEDERAL TAXES

The Plan is exempt from taxation in accordance with the provisions of Section 501(a) of the Internal Revenue Code. Employer contributions and income earned from Plan investments are not taxable to participants until distributed. Employee contributions made from earnings on a pre-tax basis will be taxed upon distribution. Employee contributions made from earnings on an after-tax basis (which were permitted prior to 1998) will not be subject to additional income tax upon distribution. Pre-tax distributions and earnings may be subject to an excise tax when distributed.

The Plan obtained its latest determination letter on June 12, 2007, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is currently designed and being operated in compliance with applicable requirements of the Internal Revenue Code.

NOTE G – PARTY IN INTEREST TRANSACTIONS

The Plan invests in shares of mutual funds and shares of a fund of common stock issued by Berskhire Hathaway Inc., the ultimate parent company of GEICO Corporation. The funds are managed by an affiliate of Vanguard Fiduciary Trust Company ("VFTC"). VFTC acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

NOTE H – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to Form 5500:

	December 31,	
	2008	2007
Net assets available for plan benefits per the financial statements	$1,147,223,597	$1,390,930,296
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,437,013)	882,984
Net assets available for plan benefits per Form 5500	$1,145,786,584	$1,391,813,280

The following is a reconciliation of the change in net assets available for plan benefits per the financial statements to Form 5500:

	Years Ended December 31,	
	2008	2007
Change in net assets available for plan benefits per the financial statements	$ (243,706,699)	$ 137,269,349
Adjustment from fair value to contract value for fully benefit-responsive investment contracts at end of year	(1,437,013)	882,984
Adjustment from fair value to contract value for fully benefit-responsive investment contracts at beginning of year	(882,984)	1,141,563
Change in net assets available for plan benefits per Form 5500	$ (246,026,696)	$ 139,293,896

NOTE I – RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for plan benefits.

REVISED PROFIT SHARING PLAN
FOR THE EMPLOYEES OF THE GOVERNMENT EMPLOYEES COMPANIES
EIN 52-1135801, PN 001

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 2008

Attachment to Form 5500, Schedule H, Line 4(i)

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par, or Maturity Value	Cost	Fair Value
* Berkshire Hathaway Class B Common Stock Fund	A fund consisting primarily of Class B shares of common stock of Berkshire Hathaway Inc. and a small cash balance	$ 66,922,540	$ 65,085,157
* Vanguard 500 Index Fund	Mutual fund investing in a portfolio of common stocks	135,269,230	107,736,918
* Vanguard Emerging Markets Stock Index Fund	Mutual fund investing in a portfolio of international common stocks focused in emerging markets around the world.	36,725,695	24,906,193
* Vanguard Growth Index Fund	Mutual fund investing in a portfolio of common stocks	71,979,464	52,781,573
* Vanguard Mid-Cap Index Fund	Mutual fund investing in a portfolio of common stocks	42,382,014	30,093,327
* Vanguard Retirement Savings Trust	Invests in investment contracts issued by insurance companies and commercial banks and similar types of fixed-principal investments	111,357,046	109,920,033
* Vanguard Small-Cap Index Fund	Mutual fund investing in a portfolio of common stocks	35,039,323	27,443,247
* Vanguard Target Retirement 2010 Fund	Invests in other Vanguard mutual funds which are appropriate for retirement around 2010	12,581,424	10,541,002

REVISED PROFIT SHARING PLAN
FOR THE EMPLOYEES OF THE GOVERNMENT EMPLOYEES COMPANIES
EIN 52-1135801, PN 001

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES - CONTINUED
December 31, 2008

Attachment to Form 5500, Schedule H, Line 4(i)

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par, or Maturity Value	Cost	Fair Value
* Vanguard Target Retirement 2020 Fund	Invests in other Vanguard mutual funds which are appropriate for retirement around 2020	22,934,525	18,381,615
* Vanguard Target Retirement 2030 Fund	Invests in other Vanguard mutual funds which are appropriate for retirement around 2030	17,112,375	13,190,277
* Vanguard Target Retirement 2040 Fund	Invests in other Vanguard mutual funds which are appropriate for retirement around 2040	16,110,432	12,226,473
* Vanguard Target Retirement 2050 Fund	Invests in other Vanguard mutual funds which are appropriate for retirement around 2050	5,667,490	4,317,054
* Vanguard Target Retirement Income Fund	Invests in other Vanguard mutual funds which are appropriate for those already in retirement	2,494,612	2,392,060
* Vanguard Total Bond Market Index Fund Investor	A mutual fund investing in a portfolio of investment-grade bonds	98,843,224	100,082,833

REVISED PROFIT SHARING PLAN
FOR THE EMPLOYEES OF THE GOVERNMENT EMPLOYEES COMPANIES
EIN 52-1135801, PN 001

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES - CONTINUED
December 31, 2008

Attachment to Form 5500, Schedule H, Line 4(i)

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par, or Maturity Value	Cost	Fair Value
* Vanguard Total International Stock Index Fund	Mutual fund investing in three Vanguard international index funds	48,739,752	34,467,463
* Vanguard Treasury Money Market Fund	A money market fund	259,167,680	259,167,680
* Vanguard Value Index Fund	Mutual fund investing in a portfolio of common stocks	28,026,721	21,184,761
* Vanguard Windsor Fund	Mutual fund investing in a portfolio of common stocks	135,054,904	81,846,823
* Loans to Participants	Maturities ranging from one year to fifteen years, interest ranging from 5.00% to 9.75%	-	69,042,900
Total assets held for investment purposes		$1,146,408,451	$1,044,807,389

*Party in interest

REVISED PROFIT SHARING PLAN
FOR THE EMPLOYEES OF THE GOVERNMENT EMPLOYEES COMPANIES
EIN 52-1135801, PN 001

SCHEDULE OF REPORTABLE TRANSACTIONS

Year Ended December 31, 2008

Attachment to Form 5500, Schedule H, Line 4(j)

Description of Investment	Purchase Price	Selling Price	Historical Cost of Asset	Current Value of Asset on Transaction Date	Net Gain (Loss)
Vanguard Total Bond Market Index Fund Investor	$111,889,792			$111,889,792	
Vanguard Total Bond Market Index Fund Investor		$12,797,113	$13,045,397	12,797,113	$ (248,284)
Vanguard Treasury Money Market Fund	109,698,105			109,698,105	
Vanguard Treasury Money Market Fund		80,105,582	80,105,582	80,105,582	-
Vanguard Windsor Fund	49,092,726			49,092,726	
Vanguard Windsor Fund		27,019,122	34,071,434	27,019,122	(7,052,312)
Vanguard Retirement Savings Trust	33,287,659			33,287,659	
Vanguard Retirement Savings Trust		37,743,289	37,743,289	37,743,289	-